__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 11 March 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Date: 11 March 2005

For Release: Immediately

Contact: Jamin Lawton + 44 (0)20 7802 4108

Notification of Major Interests in Shares

The following notification was received on 11 March 2005 by BHP Billiton Plc in a letter from Cater Allen International Limited, dated 10 March 2005, relating to major interests in shares of BHP Billiton Plc as at 10 March 2005:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that as of the date of this letter, Cater Allen International Limited (CAIL) no longer has a reportable interest in the Ordinary shares of BHP Billiton Plc."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 11 March 2005